June 6, 2017

VIA EDGAR AND E-MAIL

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase & Co.

Form 10-K for the Fiscal Year Ended December 12, 2016

Filed February 28, 2017

File No. 1-5805

Dear Ms. Blye:

We are in receipt of the letter dated May 22, 2017 to Marianne Lake, Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

General

1.    In your letter to us dated October 14, 2014, you described contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your prior letter, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Syria and Sudan have for some years been covered by comprehensive country sanctions under the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”) programs. However, with respect to Sudan, on January 17, 2017, OFAC amended the Sudanese Sanctions Regulations (“SSR”) to add a general license authorizing all transactions previously prohibited by the SSR, including transactions involving property in which the Government of Sudan has an interest (the “2017 Sudan Amendment”). The 2017 Sudan Amendment had the effect of lifting all of the restrictions set forth in the SSR. (However, the Firm notes that it is possible that the restrictions may be reinstated on July 12, 2017, if the U.S. Secretary of State does not make certain certifications with respect to the Government of Sudan).

As a U.S. financial institution, the Firm complies with the U.S. Treasury’s OFAC programs and does not conduct business in or (except in the limited manner described below) with sanctioned countries. The Firm’s limited activity since October 14, 2014 relating to Syria and, through January 17, 2017 relating to Sudan, has been conducted pursuant to OFAC rules that permit such activities (i.e., permitted under the rules themselves or conducted under appropriate general or specific licenses). Under these types of permitted or licensed activities, the Firm is able to engage only in specifically permitted transactions that are (i) specified under OFAC rules; (ii) excepted from restrictions pursuant to a general license applicable to all financial institutions; or (iii) excepted from restrictions pursuant to a specific license that the Firm or another entity has requested and that applies only to the particular circumstances specified by OFAC in that license. Examples of the foregoing activities include payment processing for certain telecommunications and personal travel expenses (a permitted activity) or payment processing for official U.S. government or United Nations activities or providing services to entities engaged in humanitarian activities (pursuant to general or specific licenses). Virtually all Firm activity in any of these categories of authorized activity only involves processing of fund transfers on behalf of clients; in light of the very high volume of the Firm’s total funds transfer activity, the aggregate of all such authorized activity is immaterial.

As noted above specifically with respect to Sudan, under the 2017 Sudan Amendment all property and interests in property previously blocked under the SSR were unblocked effective January 17, 2017, and therefore are no longer currently subject to any legal restrictions. Accordingly, consistent with the 2017 Sudan Amendment, the Firm has undertaken since that date to unblock funds previously blocked under the SSR to the extent authorized by law.

The Firm believes it is in compliance with OFAC restrictions, except for occasional, inadvertent errors or transactions that may be processed where there is no indication of sanctioned person involvement at the time of the transaction. The Firm may report these errors or transactions to OFAC on a voluntary basis in accordance with its practices and procedures. The Firm also applies sanctions screening protocols globally that are designed to ensure that it is not engaging with clients or in transactions that are prohibited by economic sanctions. In addition, the Firm is careful to observe OFAC’s “facilitation” prohibition, which has been interpreted by OFAC broadly to include indirect business as well as direct operations; accordingly, business proposals are vetted for OFAC compliance risk, and the Firm may incorporate contractual restrictions in business arrangements with counterparties who are not themselves subject to OFAC requirements.

2.    Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, we note that an October 1, 2016 Sudan Divestment Report prepared by the Municipal Fire & Police Retirement System of Iowa includes JPMorgan on lists of scrutinized companies dated September 11, 2015, December 15, 2015 and June 10, 2016. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As noted above, the Firm does not do business with or in sanctioned countries, and any contacts with those countries are either permitted under the rules or under a general or specific license. As a result, the Firm does not believe its contacts with Syria or Sudan are material, either on a quantitative or qualitative basis. In light of the foregoing, the Firm believes that there is no need to specifically describe in its public disclosures the services and products it provides that may have been licensed or authorized by OFAC. (The Firm does note that it has provided disclosure in its public filings, as required by Section 13(r) of the Securities Exchange Act of 1934, of certain Iran-related activities of it or its affiliates as appropriate).

With respect to your comment regarding the 2016 Sudan Divestment Report of the Municipal Fire & Police Retirement System of Iowa (the “Retirement System”), the Firm would like to clarify that it has never been a scrutinized company on the Retirement System’s scrutinized company list. Rather, the Firm is one of several investment advisors for the Retirement System, and the Retirement System periodically notifies its investment advisors (including the Firm) of its scrutinized company list so that the investment advisors can determine whether any scrutinized companies are included in the Retirement System’s investments that they manage. The 2016 Report refers to the Firm (and the other investment advisors) only in their capacity as an investment advisor to the Retirement System to reflect this periodic notice process.

If you have any questions or request any further information, please do not hesitate to contact me.

Very truly yours,

/s/ Neila B. Radin

Neila B. Radin
Managing Director &
Associate General Counsel
JPMorgan Chase & Co.

cc:	Dietrich King, Assistant Director, Division of Corporation Finance

Jennifer Hardy, Special Counsel, Division of Corporation Finance

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